
EXCELLENCE



ธนาคารกสิกรไทย
KASIKORNBANK

RECEIVED
2008 JUN 25 A 9:20

Plengchai Pookakupt, Ph.D.
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. OS.205/2008

PROCESSED
JUN 26 2008
THOMSON REUTERS

June 19, 2008

PROCESSED
JUN 26 2008
THOMSON REUTERS

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.


08003390

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

6/25

Summary Statement of Assets and Liabilities [1/]



ธนาคารกสิกรไทย
KASIKORNBANK

As at 31 May 2008

Assets	Baht	Liabilities	Baht
Cash	18,788,952,948.02	Deposits	847,904,300,000.38
Interbank and money market items	88,805,209,170.02	Interbank and money market items	16,849,488,084.99
Securities purchased under resale agreements		Liabilities payable on demand	13,311,157,728.44
Investments in securities, net	125,292,581,576.00	Securities sold under repurchase agreements	
(with obligations 3,599,240,700.20 Baht)		Borrowings	60,327,666,767.38
Credit advances (net of allowance for doubtful accounts)	792,593,583,579.78	Bank's liabilities under acceptances	704,703,328.49
Accrued interest receivables	1,251,234,814.97	Other liabilities	30,759,982,673.83
Properties foreclosed	11,200,498,702.04	Total liabilities	969,356,362,583.51
Customers' liabilities under acceptances	704,703,328.49		
Premises and equipment, net	24,499,929,941.90	**Shareholders' equity**	
Other assets	29,458,669,118.22	Paid-up share capital	
		(registered share capital Baht 30,486,140,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	62,444,330,357.89
		Other reserves and profit and loss account	16,961,825,306.10
		Total shareholders' equity	103,338,757,593.99
Total Assets	1,072,695,120,177.50	Total Liabilities and Shareholders' Equity	1,072,695,120,177.50
Customers' liabilities under unmatured bills	6,529,422,942.68	Bank's liabilities under unmatured bills	6,529,422,942.68
Total	1,079,224,543,120.18	Total	1,079,224,543,120.18

	Baht
Non-Performing Loans 2/(net) as at 31 March 2008 (Quarterly)	18,818,507,730.07
(2.17% of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as at 31 March 2008 (Quarterly)	22,709,316,941.60
Actual allowance for doubtful accounts	26,119,339,898.65
Loans to related parties	31,218,724,001.30
Loans to related asset management companies	1,400,000,000.00
Loans to related parties due to debt restructuring	810,120,645.76
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	116,202,763,130.04
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	1,845,525,864.17
Letters of credit	23,110,204,067.31

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 31 March 2008 (Quarterly) 36,426,858,737.09

(4.11% of total loans before allowance for doubtful accounts)

END